Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 27, 2012

The Fundamentals of iPath® ETNs iPath Exchange Traded Notes (ETNs) have become increasingly popular investment instruments, providing single-trade access to hard-to-reach exposures including commodities, volatility, and investment strategies. Attributes of iPath ETNs Debt securities1 issued by Barclays Bank PLC Access to a range of exposures including commodities, currencies, equities, fixed income, and strategies May be bought/sold on an exchange throughout the trading day May be bought/sold short2 in margin accounts Offer daily redemption capabilities directly to the issuer3 Provide no tracking error to their specified underlying index4 Other than currency ETNs, capital gains or losses generally are not realized until the sale, maturity, or redemption of the ETN5 Common Uses of iPath ETNs Diversification6 Portfolio completion Execute tactical views Interest rate management Hedging About the Issuer iPath ETNs are issued by Barclays Bank PLC.7 Barclays Capital Inc. is the issuer’s agent in connection with the distribution of iPath ETNs. iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. Barclays Bank PLC One of the largest financial services companies in the world with over 300 years of history and expertise in banking. A major global financial services provider engaged in retail banking, credit cards, corporate and investment banking, and wealth management. Has an extensive international presence in Europe, the Americas, Africa, and Asia. Further information, including credit ratings, can be found at www.barclays.com. iPath ETNs are senior, unsecured debt securities of Barclays Bank PLC. Senior: in the event of default or insolvency, investors in senior debt are repaid before all debts subordinated to the senior debt and all equities. Unsecured: there is no direct collateral asset on which senior debt investors have a claim in case of default or insolvency. With short sales, an investor faces the potential for unlimited losses as the security’s price rises. Subject to any applicable redemption charge and applicable minimum amount. See relevant prospectus for further information. Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price. Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index. Holders of currency ETNs generally realize ordinary income upon sale, redemption or maturity. For more information regarding the U.S. federal income tax treatment of iPath ETNs, see the relevant prospectus or visit www.iPathETN.com to access a Tax FAQ. Diversification does not protect against market risk. The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs. BARCLAYS

1-877-764-7284 www.iPathETN.com

What is an ETN?

An Exchange Traded Note (ETN) is a debt security that can be bought and sold on an exchange. An ETN provides investors with a return linked to the performance of an underlying index, less fees and applicable costs.

How does an ETN work?

An ETN is a debt security, representing a promise by the issuer to pay a return linked to the performance of a specified index, less fees and applicable costs. Because of this structure, the indicative value of an ETN has no tracking error to its underlying index.* Unlike an ETF, there are no underlying assets held to which the investor has recourse.

What are the key considerations of an ETN?†

- **Market Performance.** The return of an ETN is linked to the performance of an index, less fees and applicable costs. The index may rise or fall depending on market conditions, affecting the value of the investment return. Investors may lose some or all of their investment in the ETN.
- **Traded on Exchange.** As an exchange-traded product, an ETN can be bought and sold daily on an exchange during normal US market hours. Investors may be exposed to risk overnight and during other non-trading hours. Additionally, investors may be exposed to risk when the ETN is trading but the market on which the underlying index is based is closed.
- **Issuer Credit Risk.** Investors are exposed to issuer credit risk when investing in any debt security, including ETNs. It is possible that an issuer may not be able to meet its obligations on the ETNs as they become due.

* Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price. Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN's fees and costs. One cannot invest directly in an index.

† Please refer to the relevant prospectus for further information about the risks of investing in a particular ETN.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection**.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

©2011–2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4010_R1_v03MW_7/12

Not FDIC Insured • No Bank Guarantee • May Lose Value

iP-0581-0912

BARCLAYS